Exhibit 21
Subsidiaries of Jefferies Group, Inc.
(excludes certain subsidiaries pursuant to Item 601 of Regulation S-K)

Name	Place of Formation / Incorporation

Jefferies & Company, Inc.	Delaware

Jefferies Asset Management, LLC	Delaware

Jefferies Execution Services, Inc.	California

Jefferies Finance, LLC	Delaware

Jefferies Financial Products, LLC	Delaware

Jefferies High Yield Holdings, LLC	Delaware

Jefferies High Yield Trading, LLC	Delaware

Jefferies International Limited	England & Wales

Jefferies International (Holdings) Limited	England & Wales

Jefferies Investment Management Limited	England & Wales